Exhibit 1

FOR IMMEDIATE RELEASE

May 12, 2003

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO)     +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp

Notice of Stock Option in the Form of New Share Subscription Rights

Notice is hereby given that at the meeting of the Board of Directors of NISSIN CO., LTD. (the “Company”), held on May 12, 2003, it was resolved that the Company would submit a proposal requesting approval of the issuance of new share subscription rights as stock options pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan to the 44th Ordinary General Meeting of Shareholders scheduled to be held on June 24, 2003, as described below:

1.	Reason for issuing new share subscription rights with advantageous conditions to persons other than shareholders

The Company intends to issue the new share subscription rights as stock options for the purpose of enhancing the incentive for those engaged in its operations to improve their performances as well as recruiting and keeping talented human resources.

2.	Grantees of the new share subscription rights

New share subscription rights as stock options will be granted to Directors, Statutory Auditors, Advisers, full-time consultants (shokutaku) and certain employees (including employees on loan to other companies) of the company or any of its fully owned subsidiaries at the time of the issuance of such new subscription rights (hereinafter collectively referred to as the “grantees”), all of whom are designated by the Company’s Board of Directors.

3.	Class and number of shares subject to the new share subscription rights as stock options

(1)	Class of shares subject to the new share subscription rights Common stock of shares of NISSIN CO., LTD.

(2)	Number of shares subject to the new share subscription rights
Within the upper limit of 1,500,000shares in total
In case of a stock split or a reverse stock split by the Company, the number of shares subject to the new share subscription rights shall be adjusted according to the following formula, provided that such adjustment shall be made only to the number of shares in respect of which said new subscription rights have not been exercised by the grantees thereof as of the day of the stock split/reverse stock split, within all the new share subscription rights. The resulting fraction of shares below one (1) share shall be discarded.

Number of shares after adjustment = Number of shares before adjustment × (Stock split/reverse stock split ratio)

In case of a merger or a consolidation of another corporation by the Company, or if the Company becomes a 100% parent company of another company through a stock swap, or if a part of the Company is inherited by a new corporation or an existing corporation due to a spin-off, the Company shall adjust the number of shares subject to the new share subscription rights as it considers necessary. In such a case, the proviso of the preceding paragraph, as adjusted for such case, shall apply.

4.	Total number of new share subscription rights

Within the upper limit of 15,000 rights in total.

The number of shares subject to the new share subscription rights (hereinafter referred to as “granted number of shares”) shall be 100 shares per right.

5.	Issue price of the new share subscription rights

To be issued without charge.

6.	Amount to be subscribed in exercising the new share subscription rights

(1)	The amount to be subscribed by a qualified grantee upon the exercise of the new share subscription right shall be the product of an amount to be paid per share (hereinafter referred to as “exercise price”) for the shares issued or transferred by the exercise of the new share subscription right, multiplied by the granted number of shares.

The exercise price shall be the average amount of the closing stock prices for ordinary transactions of the Company’s common stock at the Tokyo Stock Exchange on all the trading days (excluding those days on which no transactions took place) in the month preceding the month to which the date when the new share subscription rights were issued (hereinafter referred to as “issue date”) belongs, multiplied by 1.10, and the resulting fractions below one (1) yen shall be rounded up. However, the closing stock price of the Company’s common stock at the Tokyo Stock Exchange on the issue date shall be the exercise price if such an amount is below the closing price on the issue date.

(2)	When the Company conducts a stock split/reverse stock split, the exercise price shall be adjusted by applying the following formula, and the resulting fractions below one (1) yen due to the adjustment shall be rounded up.

Exercise price after adjustment = Exercise price before adjustment × 1/(Stock split/reverse stock split ratio)

If the Company issues new shares (exclusive of the stock issuance through exercises of new share subscription rights, or through exercises of preemptive rights under Article 280-19 of the Commercial Code of Japan before amendment thereto effective as of April 1, 2002, and of the warrants attached to bonds with warrants under Article 341-8 of the Commercial Code of Japan before said amendment) or disposes of its treasury stock shares at a price lower than the current market price after the issuance of the new share subscription rights, the exercise price shall be adjusted by applying the following formula, and the resulting fractions below one (1) yen due to the adjustment shall be rounded up.

Exercise price after adjustment = Exercise price before adjustment × (Number of shares issued + (Number of shares newly issued × Exercise price per share/Current market price per share))/(Number of shares issued + Number of shares newly issued)

In the formula above, “Current market price per share” shall represent the closing price of the Company’s common stock at the Tokyo Stock Exchange on the day immediately preceding the day on which the exercise price after adjustment becomes applicable. “Number of shares issued” shall represent the total number of shares issued on the day of allocating newly issued shares, in case of the issuance of new shares. However, it shall represent the total number of shares issued on the day immediately preceding the day on which the exercise price after adjustment becomes applicable after deducting the total number of shares to be disposed, in case of the disposal of shares of the Company’s treasury stock. In case of the disposal of shares of the Company’s treasury stock, “Number of shares newly issued” shall be read as “Number of treasury stock of shares disposed” and “Exercise price per share” as “Disposal price per share.”

(3)	In case of a merger or a consolidation of another corporation by the Company, or if the Company becomes a 100% parent company of an another company through a stock swap, or if a part of the Company is inherited by a new corporation or an existing corporation due to a spin-off, the Company shall adjust the exercise price as it considers necessary.

7.	Exercisable period of the new share subscription rights

The commencement date of the exercisable period of the new share subscription rights shall be three (3) years from the first day of next month following the month in which the date of resolution of the Board of Directors that would adopt a resolution on issuance of the new share subscription rights is included. If the final day of the exercisable period falls on a holiday of the

Company, however, the day immediately preceding such day shall be the final day of said period.

8.	Exercise conditions of the new share subscription rights

(1)	The grantees must be Directors, Statutory Auditors, Advisers, full-time consultants (shokutaku) or certain employees (including employees who are sent on loan to any other companies) of the Company or any of its fully owned subsidiaries at the time of the exercises of the new share subscription rights.

(2)	Notwithstanding the preceding paragraph (1), if a grantee forfeits any position mentioned in the paragraph (1) above, due to any of the following reasons, such grantee may exercise his/her new share subscription rights, provided that such grantee is allowed to exercise his/her new share subscription rights only for a period of ninety (90) days from the date of resignation or retirement from any post of the Company in the case of Item (1) below.

(1)	If a grantee retires as Director of the Company or any of its subsidiaries upon expiry of the term of office, or leaves the Company or any of its subsidiaries due to his/her mandatory retirement age as stipulated in the Working Regulations, or forfeits the position as Adviser, full-time consultants (shokutaku) or employee on loan due to expiry of the Advisory Contract, full-time consultants (shokutaku) or the Transfer on Loan Contract; and

(2)	If a grantee is elected as Director, Statutory Auditor or hired as employee of any enterprise with which the Company has a capital or business relationship and the Board of Directors of the Company authorizes such grantee to exercise new share subscription rights.

(3)	No heir to any grantee may exercise the new share subscription rights.

(4)	No new share subscription right can be pledged or otherwise disposed of.

(5)	If any grantee violates any law or ordinance or any internal rules of the Company, such grantee shall not be able to exercise the new share subscription rights.

(6)	A grantee may exercise all or any part of the new share subscription rights granted in a single procedure.

(7)	Other applicable conditions for the exercise of new share subscription rights shall be determined by resolutions adopted by the Board of Directors held after the conclusion of this Ordinary General Meeting of Shareholders, and set forth in the Contract on Granting New Share Subscription Rights that shall be entered into by and between the grantees and the Company.

9.	Causes and conditions for cancellation of the new share subscription rights

(1)	In case a merger agreement that results in the Company is ceasing to exist is approved, or if a proposal for a stock swap contract to the effect that the Company would become a fully owned company of another corporation or a proposal for a stock transfer is approved by a General Meeting of Shareholders, then the Company may cancel all these new share subscription rights held by the persons entitled to new share subscription rights without charge.

(2)	The Company may, by resolution of the Board of Directors, cancel all the new share subscription rights held by a person entitled to new share subscription rights without charge if such grantee ceases to be qualified to exercise his/her new share subscription rights before the exercise thereof, due to the reason set forth in paragraph 8 (1), (2) or (5) above.

10.	Restriction on transfer of new share subscription rights

Any transfer of new share subscription rights shall require the approval of the Board of Directors.

11.	Details

Other details related to the new share subscription rights shall be in compliance with the resolutions that are adopted by the Board of Directors to be held on and after this Ordinary General Meeting of Shareholders.

Note:	The content of the above description shall become effective under the condition that “Granting Stock Options in the Form of New Share Subscription Rights” is approved and passed by the Ordinary General Meeting of Shareholders to be held on June 24, 2003.